SUB-ITEM 77C:    SUBMISSION OF MATTERS TO A VOTE OF SECURITY
                 HOLDERS

     On December 15, 2003, a Special Meeting of Shareholders of the Oak Value Fund (the "Fund") was held to (i) approve or disapprove a new Investment Advisory Agreement with Oak Value Capital Management, Inc. and (ii) to elect three Trustees. The total number of shares of the Fund present in person or by proxy represented approximately 72.4% of the shares entitled to vote at the Special Meeting.

     The shareholders of the Fund voted to approve the new Investment Advisory Agreement with Oak Value Capital Management, Inc. The votes cast with respect to the proposal were as follows:

                                 Number of Shares
                --------------------------------------------------
                    For               Against          Abstain
                -------------       -------------    -------------
                6,508,759.982       45,589.716       100,159.411


     The shareholders of the Fund elected three Trustees. The votes cast with respect to each nominee were as follows:

                                       Number of Shares
                            --------------------------------------
Nominee                      Affirmative               Withhold
-------                      -----------               --------
Larry D. Coats, Jr.          6,568,745.170            85,763.939
Matthew F. Sauer             6,570,815.227            83,693.882
Charles T. Manatt            6,579,166.427            75,342.682

In addition to the three Trustees elected at the Special Meeting, the names of all other Trustees now in office are:

                          C.  Russell  Bryan
                          John M. Day
                          Joseph T. Jordan, Jr.